Back 2013-01-04, 15:23:35, EST

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Neely.R	Issuer: TransGlobe Ener	Security: Common Sha

Transaction Number	2202076
Security designation	Common Shares
Opening balance of securities held	5000
Date of transaction	2013-01-04
Nature of transaction	10 - Acquisition or disposition in the public market
Number or value of securities acquired	2500
Unit price or exercise price	9.2100	Currency	Canadian Dollar

Closing balance of securities held	7500	Insider's
		calculated
		balance
Filing date/time	2013-01-04
	15:23:29

General remarks (if necessary to describe
the transaction)
Private remarks to securities
regulatory authorities